EXHIBIT I

FOR IMMEDIATE RELEASE
February 25, 2002

         POINT.360 REPORTS FOURTH QUARTER AND FISCAL YEAR 2001 RESULTS Company delivers fourth quarter 2001 profit compared to fourth quarter 2000 $635,000 loss. Company achieves third consecutive quarterly free cash flow increase resulting in $2.6 million increase in 2001 free cash flow compared to 2000.


HOLLYWOOD, CA, February 25, 2002 - Point.360 (Nasdaq: PTSX), a leading provider of media asset management services, today announced its results for the fourth quarter and year ended December 31, 2001.

REVENUES

Revenue for the fourth quarter ended December 31, 2001, totaled $17.2 million, down 10% from $19.2 million in the same quarter of 2000. Fourth quarter sales increased from $16.9 million and $16.4 million in the third and second quarters of 2001, respectively. Most of the Company's revenues are derived from post production, duplication and distribution services provided to motion picture studios and advertising agencies. While sales to the advertising industry increased, sales to studio clients declined to a greater extent as some work was brought in-house. Studios have traditionally maintained in-house capacity and several customers utilized that capacity in the fourth quarter to a greater extent thereby affecting our sales.

Revenue for the twelve months ended December 31, 2001 was $69.6 million, down 7% from $74.8 million last year.

GROSS MARGIN

Gross margin on sales was 34% in the 2001 fourth quarter compared to 36% in the prior years quarter, or a reduction of $1.0 million in gross profit. The decrease was due principally to increased depreciation associated with investments in high definition equipment, higher delivery costs for distribution services and lower revenue. Incremental depreciation and delivery costs amounted to $0.4 million or 2% of revenues.

Gross profit for the twelve months ended December 31, 2001 was 33% as compared to 39% in the twelve months ended December 31, 2000. Depreciation principally related to the high definition television investment charged to cost of sales and delivery costs increased approximately $1.8 million which amounted to approximately 3% of 2001 sales. The remaining decline in gross margin is due to the Company's inability to cover other fixed costs with lower sales.

SELLING, GENERAL AND ADMINISTRATIVE AND OTHER EXPENSES

For the fourth quarter of 2001, selling, general and administrative expenses ("SG&A") were $4.9 million, or 29% of sales, compared to $7.0 million, or 36% of sales in the fourth quarter of 2000. For the year 2001, SG&A expenses were $20.9 million, or 30% of sales, compared to $22.0 million, or 29% of sales in the 2000 period. Excluding unusual charges mentioned below, which occurred in the first nine months of each year, SG&A for 2001 would have been $19.6 million, or 28% of sales, compared to $21.2 million, or 28% of sales for the same period last year.

In 2001, the Company  recorded $1.3 million of unusual SG&A expenses as follows:
(i) severance expenses of $0.3 million, (ii) a benefits program change of $0.3 million, (iii) bank restructuring expenses of $0.4 million and (iv) consulting and other expenses related to the Companys rebranding efforts of $0.3 million. In Fiscal 2000, net income was reduced by $0.8 million of failed merger expenses.

Interest expense decreased $0.1 million in the fourth quarter compared to the same period of last year because of lower debt levels due to principal payments made during 2001. Excluding the 2% default rate of interest paid during the current fourth quarter, interest expense would have declined by $0.2 million. For the year 2001, interest expense increased $0.2 million from 2000 due to a 2% default rate of interest charged during the second half of the year, partially offset by lower debt levels.

During the quarter and year ended December 31, 2001, the Company realized non-cash credit and incurred a non-cash charge of $0.1 million and $0.5 million, respectively, for changes in the fair value of a derivative interest rate hedge contract between the beginning and end of each period. These amounts were recorded as required by statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). By the end of the hedge contract in November 2003, the amounts recognized as expense in 2001 will be taken back into income as the contract will then have no further theoretical value, provided that the contract continues to the end of the term.

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

During the quarter, the Company's estimated annual effective tax benefit rate for Fiscal 2001 was lowered to 20% from 31% as a result of the Company's quarterly assessment of the relationship of book/tax timing differences to total expected annual pre-tax results, which reduced the recorded tax benefit in the first nine months of the year by 7% or $0.2 million. This amount decreased the reported net income for the fourth quarter by that amount.

In the year ended December 31, 2000, the Company recorded an extraordinary item of $0.2 million (after tax benefit) related to the write off of deferred financing expenses, and a charge of $0.3 million (after tax benefit) to reflect the cumulative effect, net of tax, on January 1, 2000 retained earnings, for the adoption of SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," as if SAB 101 had been adopted prior to Fiscal 2000.

OPERATING RESULTS

In the fourth quarter of 2001, the Company achieved operating income of $0.9 million as compared to a $0.1 million loss in the same quarter of the previous year. Operating income for the full year was $1.9 million in 2001 and $7.0 million in 2000.

For the fourth quarter of Fiscal 2001, the Company reported a net profit of $5,000 compared to a net loss of $635,000 in the same period last year.

For the year 2001, the Company incurred a net loss of $1.6 million, or $0.18 per diluted share compared to net income of $1.7 million, or $0.18 per diluted share in the 2000 period. Average diluted shares for the current year declined 0.4 million shares (or 5%) from the same period last year.

EBITDA AND FREE CASH FLOW

For the fourth quarter of 2001, the Company achieved EBITDA (earnings before interest, taxes, depreciation and amortization) of $2.8 million compared to $1.5 million in the 2000 period. The current fourth quarter represented the third consecutive quarter over quarter increase. For the full years 2001 and 2000, EBITDA was $8.3 million and $12.2 million, respectively.

In the 2001 fourth quarter, free cash flow (EBITDA less interest and capital expenditures) was $1.3 million representing the fourth consecutive quarterly increase and a $3.2 million improvement over the $1.9 negative free cash flow in the fourth quarter of 2000. For the year 2001, free cash flow was $1.8 million compared to a negative $0.8 million in 2000.

-----------------------------------

In Fiscal 2002, the Company will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". FAS 142 will require that recorded goodwill be tested annually for impairment and current amortization of goodwill will cease. The Company is in the process of evaluating the impact of FAS 142.

The calculation of pro forma net income (loss) below sets forth pro forma results for the periods shown excluding non-cash charges for amortization of goodwill, derivative fair value change, extraordinary item and the cumulative effects of adopting SAB 101 and FAS 133.

R. Luke Stefanko,  the Company's President and Chief Executive Officer,  stated:
"During 2001, we took steps to correct operating inefficiencies and reduce costs and this process is continuing. We are concentrating on internal systems, cost control and building revenue levels by adding key sales personnel and identifying strategic partnerships that will contribute to long term revenue growth. We are pleased with our progress so far."

Haig Bagerdjian, Chairman of the Board, said: "We are looking forward to achieving profitability in 2002. Steps taken and implemented are showing steady progress in operating income and cash flow. Even though gross margin has deteriorated somewhat, we have gained efficiencies in SG&A which we expect to become greater in the future. We will continue to look to expand margins and seek opportunities to increase sales thereby achieving even better free cash flow performance. Point.360s traditional business is stable and we expect these trends to continue."

The Company also indicated that it was negotiating with its banks to obtain waivers to breaches of certain covenants in its bank line of credit.

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

ABOUT POINT.360

Point.360 is one of the largest providers of video and film asset management services to owners, producers and distributors of entertainment and advertising content. Point.360 provides the services necessary to edit, master, reformat, archive and ultimately distribute its clients' film and video content, including television programming, spot advertising, feature films and movie trailers.

The Company delivers commercials, movie trailers, electronic press kits, infomercials and syndicated programming, by both physical and electronic means, to hundreds of broadcast outlets worldwide.

The Company provides worldwide electronic distribution, using fiber optics, satellites, and the Internet.

Point.360's interconnected facilities in Los Angeles, New York, Chicago, Dallas and San Francisco provide service coverage in each of the major U.S. media centers. Clients include major motion picture studios such as Universal, Disney, Fox, Sony Pictures, Paramount, MGM, and Warner Bros. and advertising agencies TBWA Chiat/Day, Saatchi & Saatchi and Young & Rubicam.

FORWARD-LOOKING STATEMENTS

Certain statements in Point.360 press releases may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation (i) statements concerning the Company's projected revenues, earnings, cash flow and EBITDA; (ii) statements of the Company's management relating to the planned focus on internal growth and acquisitions; (iii) statements concerning reduction of facilities and actions to streamline operations; (iv) statements on actions being taken to reduce costs and improve customer service; and (v) statements regarding new business and new acquisitions. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from those expected or anticipated in the forward looking statements. In addition to the factors described in the Company's SEC filings, including its quarterly reports on Form 10-Q and its annual reports on Form 10-K, the following factors, among others, could cause actual results to differ materially from those expressed herein: (a) lower than expected net sales, operating income and earnings; (b) less than expected growth, even following the refocus of the Company on sales and streamlined operations; (c) actions of competitors including business combinations, technological breakthroughs, new product offerings and marketing and promotional successes; (d) the risk that anticipated new business may not occur or be delayed; and (e) general economic conditions that adversely impact the Company's customers' willingness or ability to purchase or pay for services from the Company. Furthermore, there is a risk that the Company may not be able to satisfactorily negotiate waivers of current or future credit facility covenant defaults. The Company has no responsibility to update forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.

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

                                    POINT.360
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                   (Unaudited)

                                                                   THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                                      DECEMBER 31,                         DECEMBER 31,
                                                                      ------------                         ------------
                                                                 2000              2001               2000               2001
                                                                 ----              ----               ----               ----
Revenues                                                     $ 19,150,000      $ 17,169,000       $ 74,841,000       $ 69,628,000
Cost of goods sold                                            (12,275,000)      (11,315,000)       (45,894,000)       (46,864,000)
                                                             ------------      ------------       ------------       ------------
Gross profit                                                    6,875,000         5,854,000         28,947,000         22,764,000
Selling, general and administrative expense                    (6,559,000)       (4,272,000)       (20,357,000)       (18,865,000)
Amortization of goodwill                                         (403,000)         (662,000)        (1,637,000)        (2,007,000)
                                                             ------------      ------------       ------------       ------------
Operating income                                                  (87,000)          920,000          6,953,000          1,892,000
Interest expense, net                                            (783,000)         (726,000)        (2,889,000)        (3,070,000)
Derivative fair value change                                            -           117,000                  -           (508,000)
                                                             ------------      ------------       ------------       ------------
Income (loss) before income taxes                                (870,000)          311,000          4,064,000         (1,686,000)
(Provision for) benefit from income taxes                         235,000          (306,000)        (1,814,000)           333,000
                                                             ------------      ------------       ------------       ------------
Income (loss) before extraordinary item and adoption
   of SAB 101 (2000) (2) and FAS 133 (2001) (1)                  (635,000)            5,000          2,250,000         (1,353,000)
Extraordinary item (net of tax benefit of $168,000)                     -                 -           (232,000)                 -
Cumulative effect of adopting SAB 101 (2000) (2)
   and FAS 133 (2001) (1)                                               -                 -           (322,000)          (235,000)
                                                             ------------      ------------       ------------       ------------
Net income (loss)                                            $   (635,000)     $      5,000       $  1,696,000       $ (1,588,000)
                                                             ============      ============       ============       ============
Other comprehensive income:
   Derivative fair value change                              $          -      $    (15,000)      $             -    $    238,000
                                                             ------------      ------------       ------------       ------------
Comprehensive income (loss)                                  $   (635,000)     $    (10,000)      $  1,696,000       $ (1,350,000)
                                                             ============      ============       ============       ============

Earnings per share:
   Basic:
     Income (loss) per share before
       extraordinary item and adoption
       of SAB 101 (2000) and FAS 133 (2001)                  $      (0.07)     $          -       $       0.24       $      (0.15)
     Extraordinary item                                                 -                 -              (0.03)                 -
     Cumulative effect of adopting SAB 101 (2000)
       and FAS 133 (2001)                                               -                 -              (0.03)             (0.03)
                                                             ------------      ------------       ------------       ------------
     Net income (loss)                                       $      (0.07)     $          -       $       0.18       $      (0.18)
                                                             ============      ============       ============       ============
     Weighted average number of shares                          9,200,076         9,017,785          9,216,163          9,060,900
   Diluted:
     Income (loss) per share before extraordinary
       item and adoption of SAB 101 (2000) and
       FAS 133 (2001)                                        $      (0.07)     $          -       $       0.24       $      (0.15)
     Extraordinary item                                                 -                 -              (0.03)                 -
     Cumulative effect of adopting SAB 101 (2000)
       and FAS 133 (2001)                                               -                 -              (0.03)             (0.03)
                                                             ------------      ------------       ------------       ------------
     Net income (loss)                                       $      (0.07)     $          -       $       0.18       $      (0.18)
                                                             ============      ============       ============       ============
     Weighted average number of shares including
       the dilutive effect of stock options                     9,200,076         9,017,785          9,491,424          9,060,900

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

                                                                   THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                                      DECEMBER 31,                         DECEMBER 31,
                                                                      ------------                         ------------
                                                                 2000              2001               2000               2001
                                                                 ----              ----               ----               ----
Calculation of pro forma net income (loss):
   Net income (loss)                                         $   (635,000)     $      5,000       $ 1,696,000        $(1,588,000)
     Add:
       Amortization of goodwill, net of tax benefit               234,000           503,000           946,000          1,525,000
       Derivative fair value change, net of tax benefit                 -           (89,000)                -            386,000
       Extraordinary item, net of tax benefit                           -                 -           232,000                  -
       Cumulative effect of adopting
         SAB 101 (2000)(2) and FAS 133 2001(1)                          -                 -           322,000            235,000
                                                             ------------      ------------       -----------        -----------
   Pro forma net income (loss)                               $  (401,000)      $    419,000       $ 3,196,000        $   558,000

   Pro forma diluted net income (loss) per share             $     (0.04)      $       0.05       $      0.34        $      0.06


    (1) On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). The standard, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in other income.

         The Company entered into an interest rate swap transaction with a bank in November 2000. The swap transaction was for a notional amount of $15,000,000 for three years and fixes the interest rate paid by the Company on such amount at 6.50%, plus the applicable LIBOR margin, not to exceed 2.75%. FAS 133 requires that the hedge contract be "marked-to-market" upon the adoption of FAS 133 (January 1, 2001) as a cumulative-effect type adjustment, and quarterly by recording a charge or credit to income in the amount of the difference between the theoretical value of the hedge contract at the beginning and end of such quarter. By the end of the hedge contract, any amounts recognized as income or expense will reverse to zero as the contract will then have no further value. Other than the economic impact of fixing the interest rate, the amount of income and expense required by application of FAS 133 does not impact the Company's cash flow. The effect of adopting FAS 133 was to record adjustments of $117,000 (income) ($89,000 net of tax benefit) and $508,000 (expense) ($386,000 net of tax benefit) in the three and twelve months periods ended December 31, 2001, respectively, and a cumulative adjustment of $235,000, net of tax.

    (2) During the quarter ended December 31, 2000, the Company adopted Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." The amount represents the cumulative effect, net of tax, on January 1, 2000 retained earnings as if SAB 101 had been adopted prior to Fiscal 2000.

    (3)  Pro forma net  income  (loss) and  related  per share  amounts  are not
         measurements  of  financial   performance   under  generally   accepted
         accounting principles.

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